Exhibit 12

EL PASO NATURAL GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS, EXCEPT FOR RATIO)

	FOR THE YEARS ENDED DECEMBER 31,
	2009	2008	2007	2006	2005

Earnings
Income before income taxes	$207	$218	$215	$244	$110
Fixed charges	95	93	101	97	95
Allowance for funds used during construction	(1)	(1)	(1)	(1)	(3)
Totals earnings available for fixed charges	$301	$310	$315	$340	$202

Fixed charges
Interest and debt costs	$94	$92	$100	$96	$95
Interest component of rent	1	1	1	1	0

Total fixed charges	$95	$93	$101	$97	$95

Ratio of earnings to fixed charges	3.2	3.3	3.1	3.5	2.1

For purposes of computing these ratios, earnings means pre-tax income before:
- fixed charges;
Less
-allowance for funds used during construction.

Fixed charges means the sum of the following:
- interest costs, not including interest on tax liabilities which is included in income tax expense on our income statement;
- amortization of debt costs; and
- that portion of rental expense which we believe represents an interest factor.